UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.     )*

Safety, Income and Growth, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78649D104

(CUSIP Number)

Jay Sugarman

iStar Inc.

1114 Avenue of the Americas

New York, New York 10036

(212) 930-9400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78649D104

1	Name of Reporting Person iStar Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,025,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 5,025,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,025,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 27.6%

14	Type of Reporting Person CO

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.                   Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.01 par value per share (the “Shares”), of Safety, Income and Growth, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is c/o SFTY Manager, LLC, 1114 Avenue of the Americas, 39th Floor, New York, New York 10036.

Item 2.                   Identity and Background.

(a)           This Schedule 13D is filed by iStar Inc. (“iStar”).

(b)           The principal business address of iStar and each of its executive officers and directors is:  iStar Inc., 1114 Avenue of the Americas, 39th Floor, New York, New York 10036.

(c)           The principal business of iStar is to finance, invest in and develop real estate and real estate related projects.  The principal occupation or employment of iStar’s executive officers and directors, and the name, principal address and address of any corporation or other organization in which such employment is conducted are set forth in Annex A hereto.

(d)           During the last five years, neither iStar nor, to the best knowledge of iStar, any of the persons listed in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither iStar nor, to the best knowledge of iStar, any of the persons listed in Annex A has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            iStar is incorporated in Maryland.  Annex A sets forth the citizenship of each of iStar’s executive officers and directors.

Item 3.                   Source and Amount of Funds or Other Consideration.

iStar purchased for cash 2,775,000 of the Shares reported on this Schedule 13D on April 14, 2017 from the Issuer’s predecessor, SIGI Acquisition, Inc. (“SIGI”), at a price per share of $20.00, or $55.5 million in the aggregate, using working capital. SIGI was renamed Safety, Income and Growth, Inc. on April 14, 2017 upon consummation of the acquisition, by merger, by SIGI of a wholly-owned subsidiary of iStar. Concurrently with the Issuer’s initial public offering (the “IPO”) on June 27, 2017, iStar purchased the remaining 2,250,000 of the Shares reported on this Schedule 13D in a private placement at a price per share equal to the initial public offering price of $20.00 per share, or $45.0 million in the aggregate, using working capital (the “Concurrent Private Placement”).

Item 4.                   Purpose of Transaction.

iStar acquired the Shares held by it in the transactions described in Item 3 above.

Jay Sugarman, the chairman and chief executive officer and a director of iStar, is the chairman and chief executive and a director of the Issuer and the chief executive officer of the Issuer’s external manager.  Robin Josephs, a director of iStar, is a director of the Issuer.  Nina Matis, the chief investment officer and chief legal officer of iStar, and Geoffrey Jervis, the chief operating officer and chief financial officer of iStar, each holds a similar position with the Issuer and the Issuer’s external manager.  A subsidiary of iStar serves as the external manager of the Issuer pursuant to the management agreement described in Item 6 of this Schedule 13D.

iStar does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as otherwise set forth in this Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D.  iStar may from time to time, depending on market conditions and other considerations, including the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer, purchase additional Shares or dispose of some or all of the Shares held by it, and iStar reserves the right to change its intentions with respect to any or all of the matters referred to in this Item 4 of Schedule 13D.  iStar may enter into one or more 10b5-1 trading plans to execute purchases and/or dispositions of Shares from time to time.

Item 5.                   Interest in Securities of the Issuer.

(a)           iStar owns 5,025,000 Shares directly, or approximately 27.6% of the outstanding Shares.  Annex A sets forth the number of Shares and the aggregate percentage of the outstanding Shares beneficially owned by each of iStar’s executive officers and directors.

(b)           iStar and each of the persons listed in Annex A has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the Shares beneficially owned by iStar or such person, as applicable.

(c)           On April 14, 2017, iStar purchased 2,775,000 of the Shares it beneficially owns for cash from a precedessor of the Issuer as further described in Item 3 above.  On June 27, 2017, iStar acquired the remaining 2,250,000 Shares it beneficially owns in the Concurrent Private Placement as further described in Item 3 above.  Annex B hereto sets forth any transactions in Shares that were effected during the past 60 days by the executive officers and directors of iStar.

(d)           Except as set forth in this Item 5, to the best knowledge of iStar, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by iStar.

(e)           Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between or among any of the Reporting Persons and any other person named on Annex A, with respect to the securities of the Issuer.

On the closing date of the IPO, the Issuer’s manager, a wholly-owned iStar subsidiary, entered into a management agreement with the Issuer. During the first year of the management agreement, the Issuer will pay no management fee to the manager. Thereafter, the manager will receive a management fee, payable solely in Shares, equal to the sum of 1.0% of the Issuer’s total equity up to $2.5 billion and 0.75% of the Issuer’s total equity in excess of $2.5 billion.

On the closing date of the IPO, iStar entered into an option agreement with a subsidiary of the Issuer granting the Issuer the right to acquire a future ground net lease asset from iStar for a purchase price of approximately $35.0 million.  The option agreement provides that iStar and the Issuer may agree that the purchase price will be paid in Shares or securities convertible into Shares instead of cash.

Item 7.                   Material to be Filed as Exhibits.

Exhibit 1        Agreement and Plan of Merger, dated as of April 14, 2017, between Safety, Income and Growth, Inc., and SIGI Acquisition, Inc.- Incorporated by reference to Amendment 1 to the Issuer’s Registration Statement on Form S-11 (File No. 333-219012) filed on May 5, 2017.

Exhibit 2        Management Agreement, dated as of June 27, 2017, by and among Safety, Income and Growth, Inc., Safety Income and Growth Operating Partnership LP, Safety Manager LLC and iStar Inc. — Incorporated by reference to the Issuer’s Current Report on Form 8-K (File No. 001-38122) filed on June 30, 2017.

Exhibit 3        Purchase Option Agreement, dated as of June 27, 2017, by and among Safety, Income and Growth Operating Partnership LP and iStar Inc. — Incorporated by reference to the Issuer’s Current Report on Form 8-K (File No. 001-38122) filed on June 30, 2017.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 2017

iSTAR INC.

/s/ Jay Sugarman
Jay Sugarman
Chief Executive Officer

Annex A

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF iSTAR INC.

I.             Set forth below is the name and present principal occupation or employment of each director and executive officer of iStar.  Unless otherwise indicated, all persons identified below are United States citizens.  Directors of iStar are identified by an asterisk.

Name	Principal Occupation/Employment

*Jay Sugarman	Chairman and CEO of iStar Inc.
*Clifford de Souza	Private investor
*Robert Holman	Private investor
*Robin Josephs	Private investor
*Dale Reiss	Senior managing director, Brock Capital Group LLC
*Barry Ridings	Senior advisor, Lazard Freres & Co.
Nina Matis	Chief Investment Officer and Chief Legal Officer of iStar Inc.
Geoffrey Jervis	Chief Financial Officer and Chief Operating Officer of iStar Inc.

II.            Set forth below are the number of Shares, and the percentage of the outstanding Shares, beneficially owned by each of the directors and executive officers of iStar Inc.  Directors of iStar are identified by an asterisk.

Name	No. of Shares	% of Outstanding Shares

*Jay Sugarman	50,000	0.3%
*Clifford de Souza	2,500	**
*Robert Holman	0	N/A
*Robin Josephs	21,250	0.1%
*Dale Reiss	0	N/A
*Barry Ridings	2,500	**
Nina Matis	20,000	0.1%
Geoffrey Jervis	27,000	0.2%

**Under 0.1%.

Annex B

Set forth below are the transactions in Shares that were effected by iStar’s directors and executive officers during the past 60 days

Name	Date	No. of Shares	Transaction	Price	Method
Jay Sugarman*	June 27, 2017	50,000	Acquisition	$1,000,000	Purchase in IPO
Nina Matis	June 27, 2017	20,000	Acquisition	$400,000	Purchase in IPO
Geoffrey Jervis	June 27, 2017	27,000	Acquisition	$540,000	Purchase in IPO
Robin Josephs	June 27, 2017	11,250	Acquisition	$225,000	Purchase in IPO
	June 27, 2017	10,000	Acquisition	N/A	Grant of Stock Award

*  These shares were purchased by trusts for the benefit of Mr. Sugarman’s family.